SERVICING AGREEMENT

ADDENDUM TO SCHEDULE A

For its services under this Servicing Agreement, Calvert Shareholder Services, Inc. is entitled to receive from the Fund fees as set forth below:

Fund and Portfolio	Annual Account Fee*
Calvert World Values Fund, Inc.	$8.00
Calvert International Opportunities Fund

*Account fees are charged monthly based on the highest number of non-zero balance accounts outstanding during the month.

Date: May 31, 2007